Exhibit (m)(2)(ii)

NEUBERGER BERMAN INCOME FUNDS

PLAN PURSUANT TO RULE 12b-1

SCHEDULE A

The following series and class of Neuberger Berman Income Funds are subject to this Plan Pursuant to Rule 12b-1, at the fee rates specified:

Trust Class	Fee (as a Percentage of Average Daily Net Assets of the Class)
Neuberger Strategic Income Fund	0.10%

Dated: February 28, 2026